SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Management's Proposal

Extraordinary Shareholders’ Meeting

Dear Shareholders

Below is the Management's proposal of Companhia Siderúrgica Nacional (“Company”) on the matters to be resolved at the Extraordinary Shareholders’ Meeting of the Company, to be held on December 11, 2017, at 11 a.m., in our headquarters, at Av. Brig. Faria Lima, 3400, 20º andar, in São Paulo - SP (“ESM”), which will resolve on the following matters:

(i)                 re-approve the Financial Statements for the fiscal year ended on December 31, 2015, restated by the Management; and

(ii)               take the management’s accounts, assess, discuss and vote on the Company's Financial Statements for the fiscal year ended on December 31, 2016.

We propose that the Company’s shareholders make an assessment of the management’ accounts and approve the new Financial Statements for the fiscal year ended on December 31, 2015, voluntarily restated by the Company’s Management (“Restated Financial Statements”), as well as the Financial Statements and Management’s Report for the fiscal year ended on December 31, 2016 (“2016 Financial Statements”), as disclosed on October 28, 2017, on the websites of CVM - Brazilian Securities and Exchange Commission (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and on the Investor Relations Webpage of the Company (www.csn.com.br/ri).

As explained in detail in explanatory note 2.ab of the Financial Statements disclosed on October 28, at the end of 2016, the Company decided to review the accounting treatment given to the transaction carried out by the Company on November 30, 2015 and concluded on December 31, 2015, which resulted in the combination of the businesses of mining and related logistics regarding its subsidiary CSN Mineração S.A (“CSN Mineração”) and Nacional Minérios S.A. (“Namisa”), with no change to its business structure, which resulted in significant adjustments and, therefore, the need to restate the financial statements for the year ended on December 31, 2015. It should be noted that these financial statements, in turn, had already been voluntarily restated on November 14, 2016 due to the change in the interpretation of Technical Pronouncement CPC 15/IFRS 3 - Business Combination identified during discussions of the Company with its independent auditors on the accounting procedure for the submission of the item of interest of non-controlling shareholders of CSN Mineração in the consolidated financial statements.

With the reopening of the financial statements for the year ended on December 31, 2015, there was a detailed review of the transaction of the aforementioned business combination, as well as a thorough review of several items and transactions, including studies to support the establishment and maintenance of the amounts of long-term assets, such as investments in subsidiaries and affiliates, goodwill, property, plant and equipment and tax credits. Due to this review, one long-term asset that depends on estimates with observable assumptions was re-evaluated and, in turn, had its forecast of actualization adjusted.

Thus, the financial statements for the year ended on December 31, 2015, originally dated of March 28, 2016 and resubmitted on November 14, 2016 due to the adjustments in the non-controlling shareholders’ interest, were restated for the second time as a result of the detailed reviews mentioned above, which led to significant adjustments in the following items:

a)      Business combination between CSN Mineração and Namisa; and

b)      Forecast of actualization of tax credits from income tax and social contribution.

Due to these adjustments, the 2015 Financial Statements have undergone the following changes:

•      Income Statement

Amounts in R$ thousand

•      Balance Sheet

Amounts in R$ thousand

As a result, a loss was recorded in the fiscal year ended on December 31, 2015, in the amount of R$1,214,120,757.10, and there is no proposal to allocate the result. The loss ascertained shall be absorbed by the existing profit reserves up to the limit available, pursuant to the Sole Paragraph of Article 189 of Law 6404/76 and the remaining balance shall be allocated in the Account of Accumulated Losses.

Thus, although the 2016 annual shareholders’ meeting, held on April 28, 2016, established that the interim dividends stated by the Company, in March 2015, in the amount of R$275,000,000.00, would be allocated to the minimum mandatory dividend for the year ended in 2015, since the Restated Financial Statements had no net income, the said dividends were distributed from the profit reserve account (statutory reserve of working capital) existing at the time of the distribution.

In addition, given that a loss was recorded in the fiscal year ended on December 31, 2016, in the amount of R$934,746,624.28, there is also no proposal for allocation of the result, since all the loss calculated will be fully allocated to the Account of Accumulated Losses.

In this sense, we report that Attachment 9-1-II of CVM Instruction No. 481/09 is not being presented, since a loss was recorded in the 2015 and 2016 fiscal years.

We further clarify that the matters included in the ESM’s agenda were not resolved at the Annual Shareholders’ Meeting held on July 3, 2017, because the 2016 Financial Statements and the Restated Financial Statements were not yet available on the date.

We highlight, as appropriate, that the Company's Audit Committee recommended the approval of the 2016 Financial Statements and the Restated Financial Statements in a meeting held on October 27, 2017, whose summary was also made available by the Company on the websites of CVM and B3, through the Empresas.Net System.

In addition, we also highlight, pursuant to Item III of Article 9 of CVM Instruction No. 481, of December 17, 2009 (“CVM Instruction 481/09”), as amended, that the information in Attachment I of this proposal reflects our comments on the Company's financial situation, as well as on the 2016 Financial Statements and the Restated Financial Statements.

São Paulo, November 10, 2017.

The Management

Companhia Siderúrgica Nacional

Attachment I - Comments of the Officers

(pursuant to item 10 of Attachment 24 of CVMI 480)

Base Date: December 31, 2016

10. COMMENTS OF THE OFFICERS

10.1 - The comments below refer to the consolidated financial statements of the Company for the year ended on December 31, 2016, December 31, 2015 and December 31, 2014.

a) overall financial and equity conditions

CSN is a diversified industrial group that operates through business units that integrate and complement each other, creating synergies and vertical and horizontal integration in its industrial chains. CSN’s main activities are the exploration and trade of iron ore, the production of flat and long steel, the manufacture of cement, among other products, integrated through logistics assets such as railways, ports and energy assets. The high quality of its assets and goods, combined with strong cost management and integration of productive units in Brazil and abroad, allow the generation of a higher value than the industry competitors and reduce the volatility of its results.

The information in this item should be read and analyzed together with our consolidated financial statements available on our website (www.csn.com.br) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

On December 31, 2016, the Company presented a current liquidity ratio of 2.26, compared to 3.23 on December 31, 2015 and 2.50 on December 31, 2014. The 30% decrease in the liquidity ratio variation on December 31, 2016 was due to the payment of debt service. On December 31, 2015, the variation was a 29% increase explained by the extension of part of its debt.

On December 31, 2016, the Company's net debt totaled R$24.8 billion, over R$25.7 billion on December 31, 2015, a 3% decrease, mainly due to the appreciation of the real against the US dollar of its loans and financing in US dollar, and R$4.2 billion amortization of principal and interest, as shown in explanatory note No. 13 Loans and Financings. On December 31, 2015 and 2014, net debt totaled R$25.7 billion and R$21.7 billion, respectively, with an 18% increase between these fiscal years due to the devaluation of the real against the US dollar.

The following table reflects the Company's financial condition in the last three years:

*Note: The amount of loans and financing in the table above includes transaction costs, pursuant to the table in item 10.1 (f).

b) capital structure and possibility of redemption of shares or stocks

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the capital structure of the Company in the last three years, with funding from equity and third-party capital:

c) payment capacity regarding the financial commitments undertaken

The Company currently has a liquidity position that allows it to honor its short-term commitments. The Company's 2017 plan focuses on reducing disbursements, preserving cash and extending the amortization schedule of its debt.

Also has as its main purpose reducing the Company's financial leverage, therefore the Management is committed to a plan to sell a set of assets. However, it is not possible to confirm that the sale, within a 12-month period, is highly likely for any of the assets included in the plan. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets as discontinued operations in the financial statements, pursuant to CPC 31 (IFRS 5).

The following charts show the cash and cash equivalents against maturities of loans and financing on December 31, 2016, December 31, 2015 and December 31, 2014.

*Amounts referring to loans and financing include transaction costs.

d) funding sources used for the working capital and for investments in non-current assets

The funding sources used by the Company for working capital and for investment in non-current assets were trade finance lines, development bank lines, debt securities issued in foreign markets (bonds), debentures, and bank credit notes (CCB), as well as own resources. These financing sources in the domestic and foreign markets are described in item 10.1 (f). In 2016, there was no new funding for working capital, only for capex through Finep (“Financer of Studies and Projects”).

e) funding sources for working capital and investments in non-current assets that the Company intends to use to cover the liquidity shortfalls

The Executive Board believes that if it becomes necessary to cover any liquidity shortfalls, the Company may contract special credit lines, financing with banks and negotiate with its suppliers.

Also has as its main purpose reducing the Company's financial leverage, therefore the Management is committed to a plan to sell a set of assets. However, it is not possible to confirm that the sale, within a 12-month period, is highly likely for any of the assets included in the plan. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets as discontinued operations in the financial statements, pursuant to CPC 31 (IFRS 5).

f) levels of indebtedness and characteristics of debts, also describing:

(i)           Significant loan and financing agreements

a)    Significant loan and financing agreements on December 31, 2016

Amounts in R$ thousand

(*) The balances of prepayments, Fixed Rate Notes and Intercompany Bonds with related parties of the parent company totaled R$11,230,673 thousand on December 31, 2016 (R$13,416,687 thousand on December 31, 2015).

•        Maturities of loans, financing and debentures presented in noncurrent liabilities

On December 31, 2016, the principal updated of interest and monetary restatement of long-term loans, financing and debentures has the following structure of maturity per year:

Amounts in R$ thousand

•       Funding of loans and amortizations, financing and debentures

The table below shows the amortizations and funding during the fiscal year:

Amounts in R$ thousand

1. Includes unrealized exchange and monetary variations.

In 2016, the Group contracted and amortized loans, as shown below:

•       Funding

Amounts in R$ thousand

1.    In 2016, CSN contracted a credit line with FINEP in the amount of R$173,822 thousand, of which the partial amount of R$22,597 thousand was already made available. On December 31, 2016, the Company had a financial investment connected to CDB as a guarantee for a surety letter in the amount of R$25,750 thousand.

•       Amortizations

Amounts in R$ thousand

•       Covenants

Some of the Company's debt agreements include the compliance with certain non-financial obligations, such as the maintenance of certain performance parameters and indicators, the disclosure of its audited financial statements according to regulatory terms and the payment of commission for the assumption of risk if the net debt indicator over EBITDA reaches the levels established in the said agreements.

The Company exceptionally has not disclosed the financial statements for the year ended on December 31, 2016 within the regulatory term, according to the material fact disclosed on March 27, 2017. Due to this exceptionality, the Company asked to the debenture holders of its 5th, 7th, 8th and 9th Debentures Issue to grant an additional term to disclose these financial statements until October 31, 2017. There were no early maturity decrees in any of the Company's financing due to the delay in the disclosure of these financial statements, given that they were disclosed on October 28, 2017.

On December 31, 2016, the Company has provisioned R$30,843 thousand in the Consolidated, and R$13,413 thousand in the Parent Company, for commission for assumption of risk.

b) Significant loan and financing agreements on December 31, 2015 and 2014

Amounts in R$ thousand

The balances of forfaiting transactions and risk balances totaled R$372,835 thousand on December 31, 2015 (R$470,679 thousand on December 31, 2014).

The balances of prepayment with related party of the parent company totaled R$5,929,037 thousand on December 31, 2015 (R$5,302,985 thousand on December 31, 2014) and the balances of Fixed Rate Notes and Intercompany Loans totaled R$4,088,749 thousand on December 31, 2015 (R$2,781,330 thousand on December 31, 2014).

•        Maturities of loans, financing and debentures presented in noncurrent liabilities

On December 31, 2015, the principal updated of interest and monetary restatement of long-term loans, financing and debentures had the following structure of maturity per year:

Amounts in R$ thousand

•       Repricing of Loans

In September 2015, the Company concluded the extension of part of its debt with Caixa Econômica Federal S.A., in the amount of R$2,570,000 thousand, and with Banco do Brasil S.A., in the amount of R$2,208,000 thousand, moving the maturities from 2016 and 2017 to 2018 to 2022, in equal installments.

•       Funding of loans and amortizations, financing and debentures

The table below shows the amortizations and funding during the fiscal year concluded on December 31, 2015:

Amounts in R$ thousand

1.     Including interest, exchange rate variations and unrealized monetary variations.

2.     The Company reclassified the 2014 balances of forfaiting transactions and drawee risk with commercial suppliers, which were originally included in the balance sheet under the item suppliers and were moved to the item of loans and financing.

In 2015, CSN Group contracted and amortized loans as shown below:

•       Funding

Amounts in R$ thousand

•       Amortizations

Amounts in R$ thousand

Debentures

•         Seventh issue

In March 2014, the Company issued 40,000 debentures in a single series, all unsecured and non-convertible, for a unit par value of R$10, totaling R$400,000, with interest of 111.20% per year of the CDI Cetip with final maturity in March 2021, with option of early redemption.

•         Eighth issue

In January 2015, the Company issued 10,000 debentures in a single series, all unsecured and non-convertible, for a unit par value of R$10 thousand, totaling R$100 million, with interest of 113.70% per year of the CDI Cetip with final maturity in January 2022, with option of early redemption.

•         Ninth issue

In June 2015, the Company issued 10,000 debentures in a single series, all unsecured and non-convertible, for a unit par value of R$10 thousand, totaling R$100 million, with interest of 113.70% per year of the CDI Cetip with final maturity in March 2022, with option of early redemption.

Sureties

The sureties granted within the Company's loan and financing agreements include property, plant and equipment, endorsements and guarantees, and do not include sureties granted to subsidiaries and jointly controlled companies. On December 31, 2015, the Company settled the balance of loans with the sureties granted. On December 31, 2014, the balance totaled R$2,256 thousand.

(ii) other long-term relationships with financial institutions;

Not applicable.

(iii) degree of subordination between debts;

The labor and tax obligations, as well as the financial debts that have collateral, have the preferences and prerogatives provided for by law in the event of an insolvency of the Company's creditors.

Considering all of the Company's current and noncurrent liabilities, on December 31, 2016, the amount of R$30,409,642 thousand, or 99.90%, corresponded to unsecured obligation, over R$34,277,733 thousand, or 99.99%, on December 31, 2015 and R$29,864,452 thousand, or 99.94%, on December 31, 2014. The unsecured obligations include: (i) debts with no collateral; and (ii) debts with fidejussory guarantee.

There is no degree of subordination between the unsecured financial debts of the Company. The unsecured obligations are subject (observing the preference provided for by law to labor and tax obligations, in case of possible creditors’ insolvency) to the preference of the Company's debts with collateral, which, on December 31, 2016, totaled R$31,377 thousand, or 0.10%, of the sum of current and noncurrent liabilities of the Company, over R$4,782, or 0.01%, of the sum on December 31, 2015 and R$18,928 thousand, or 0.06%, of the sum on December 31, 2014.

(iv) any restrictions imposed on the Company, in particular concerning debt limits and contracting new debt, distribution of dividends, disposal of assets, issuance of new securities and the sale of corporate control.

The Company's loans and financing have certain restrictive contractual clauses, which are usual in financial agreements in general and in transactions of the same type, being exemplified below:

The financing contracted with BNDES is subject to the “Provisions Applicable to BNDES Agreements”. Pursuant to the said Provisions, borrowers, such as the Company, may not, without the prior consent of the BNDES: (i) contract new debts (except those provided for in the said Provisions, including loans to cover the regular management of the Company); (ii) grant preference to other credits; (iii) amortize shares; (iv) issue debentures or beneficiary parties; (vi) sell or encumber assets of its permanent assets (except in the cases provided for in the said Provisions); and (vii) change its effective, direct or indirect control.

The financing contracted with FINEP (Financer of Studies and Projects) and certain agreements for the issue of insurance-guarantees provides that, among other provisions, any change in the control of the Company without the prior consent of FINEP or the insurer may lead to the early maturity of the financing or insurance-guarantee, as the case may be.

Under the terms of the agreements governing the 5th, 7th, 8th and 9th issues of Debentures of the Company, among other provisions, the Company may not be merged, incorporated or split, unless the transaction has previously been approved by debenture holders holding at least 75% of the outstanding debentures (excluding intra-group transactions, with express provision in the debentures deed), or if the holders are assured the redemption of the debentures, for their nominal value plus a compensation, at least 6 months after the disclosure of the minutes of the shareholders’ meeting resolving on the transaction.

Eurobonds issued by subsidiaries of the Company abroad provide that, among other provisions, the Company, as guarantor, may not: (i) merge, be incorporated or sell all or a substantial part of its assets to third parties, except if the Company is the entity resulting from this corporate reorganization or if this entity is a company based in Brazil, in any country of the European Union or in the United States, that undertakes the guarantor obligations; and (ii) encumber its assets as guarantee for debt transactions in foreign currency represented by securities traded on stock exchanges outside Brazil, except under the terms allowed in the agreements of the transaction or if, at the same time, the Company guarantees the said Eurobonds.

In Export Credit Note transactions, the Company undertakes to: (i) not distribute extraordinary dividends arising from the sale of the direct or indirect control of operational assets to third parties (not belonging to the economic group of the Company), which results, cumulatively: (a) in the Company's inability to exercise direct or indirect control over all or a substantial part of its assets and revenues; and (b) materially restrict the Company's ability to meet its obligations set forth in the Export Credit Note; (ii) not to split and/or sell assets of the Company to third parties (not belonging to the economic group of the Company) either through a single operation or through a series of interrelated operations in the same fiscal year, with net revenue or operating income (EBIT) representing more than 10% of the net revenues and consolidated operating income of the Company's group, as ascertained in the financial statements of the fiscal year in which the said transaction was carried out, without prior and express authorization by the financier; and (iii) in the event of corporate changes of the Company related to the merger, spin-off, liquidation, dissolution, incorporation or any other type of corporate reorganization, request the prior consent of the Creditor, except if maintaining the indirect share control (pursuant to Article 116 of Law 6404/76) of the Company, by any “shareholder allowed” as established in the transaction documents. It is hereby made clear that there is no restriction on any corporate and/or activities reorganization involving the transfer of mining assets between the Company and its subsidiaries and/or its current parent companies, provided that these operating assets remain under the direct or indirect control of the Company.

g) limits of use of the financing already contracted and percentage already used.

The Company has no financing with limits to be used. In the 2016 fiscal year, Finep granted a financing to partially cover the expenses incurred in the preparation and implementation of the strategic plan of innovation. The financing will be made available in installments according to a disbursement schedule. Throughout 2016, 13% of the project was disbursed.

h) significant changes in each item of the financial statement

Income Statement for the Company’s fiscal year (consolidated) - R$ thousand:

Comparison of the main accounts of the consolidated income of December 31, 2016, December 31, 2015 (restated) and December 31, 2014, prepared in accordance with IFRS and CPC.

Comparison of the Income (Loss) for the fiscal years ended on December 31, 2016 and December 31, 2015 (restated):

Net Revenue from Sales and/or Services

In the fiscal year ended on December 31, 2016, the net revenue reached R$17,149 million, 12% higher than in 2015, due to price adjustments of steel products, while in the mining segment, the increase in 2016 was due to the higher volume of ore traded together with the increase in the international price of ore.

Cost of goods and services sold

In the fiscal year ended on December 31, 2016, the consolidated cost of goods sold (“COGS”) reached R$12,640 million, 8% higher than in 2015, due to the higher volume traded in the mining segment and the increase in raw material prices in the steel segment.

Gross Income (Loss)

In the fiscal year ended on December 31, 2016, the gross profit totaled R$4,509 million, 28% higher than in 2015, due to the reasons described above.

SG&A Expenses

SG&A expenses totaled R$2,215 million in the fiscal year ended on December 31, 2016, 17% higher than in 2015, due to higher freight costs in the foreign market resulting from the increase in sales volumes of Mineração and, as of 2016, 100% of the mining assets were consolidated.

Other Revenues (Expenses), net

In 2016, the account of “Other Operating Revenues and Expenses” totaled a negative of R$413 million, mainly due to the impairment of the fair value of Transnordestina Logística S.A., in the amount of R$388 million, and in 2015 totaled a positive of R$2,269 million, due to the accounting gain with the combination of the mining businesses of CSN and Nacional Minérios S.A. (“Namisa”).

Equity Income

The Equity Income was of R$65 million, lower than the R$1,160 million income in 2015. This variation is basically due to the non-recognition of Namisa's equity in 2016, given its incorporation by CSN Mineração S.A. (“CSN Mineração”).

Net Financial Income

In 2016, the Company's net financial income was a negative of R$2,522 million over a negative of R$3,365 million in 2015, basically due to:

•         Increase of R$158 million in financial expenses, from R$3,125 million in 2015 to R$3,283 million in 2016, mainly as a result from the increase in charges with loans in domestic currency, the increase in the CDI rate and the increase in costs with surety commissions and bank fees;

•         Decrease of R$845 million in net expenses with exchange rate and monetary variations, from an expense of R$728 million in 2015 to a revenue of R$117 million in 2016, mainly as a result from the 47% devaluation of the real in 2015 to a 17% appreciation in 2016.

Income Tax and Social Contribution - Current and Deferred

During the 2016 fiscal year, after a technical review of the estimates of 2015 future taxable income and the tax losses generated in recent years, the Company restated the 2015 deferred income tax expense to R$2,768 million, reflecting the write-off of tax credits with deferred income tax and social contribution that were included in noncurrent assets. For further details, see note 16 of the Consolidated Financial Statements.

Consolidated Net Profit (Loss)

Due to the explanations in the above items, in 2016 and 2015, the Company recorded a consolidated net loss of R$853 million and R$1,216 million, respectively.

Comparison of the Income (Loss) for the fiscal years ended on December 31, 2015 (restated) and December 31, 2014:

Net Revenue from Sales and/or Services

In the fiscal year ended on December 31, 2015, net revenue reached R$15,262 million, 5% lower than in 2014, mainly due to the lower prices in the mining segment.

Cost of goods and services sold

In the fiscal year ended on December 31, 2015, COGS reached R$11,740 million, 1% higher than in 2014, mainly due to the exchange rate impact in the steel segment.

Gross Income (Loss)

In the fiscal year ended on December 31, 2015, the gross profit totaled R$3,522 million, 22% lower than in 2014, due to the reasons described above.

SG&A Expenses

SG&A expenses totaled R$1,901 million in the fiscal year ended on December 31, 2015, 28% higher than in 2014, mainly due to higher freight expenses in the foreign market.

Other Revenues (Expenses), net

In 2015, the account “Other Operating Income and Expenses” totaled R$2,269 million, resulting from revenues of R$3,610 million and expenses of R$1,341 million. Other operating revenues were impacted by the accounting gain with the combination of CSN’s and Namisa’s mining businesses in the amount of R$3,297 million.

Equity Income

The Equity Income was of R$1,160 million, higher than the R$331 million income in 2014. This is mainly due to the effect of the exchange rate variation on Namisa's cash position.

Net Financial Income

In 2015, the Company's net financial income was a negative of R$3,365 million over a negative of R$3,081 million in 2014, basically due to:

•         Increase of R$18 million in financial expenses, from R$3,104 million in 2014 to R$3,125 million in 2015, mainly due to a R$529 million increase in loans and financing, partially offset by a R$422 million decrease in related party accounts (reversal of interest on advances between Namisa and CSN).

•         Increase of R$579 million in net expenses with exchange rate and monetary variations, from an expense of R$149 million in 2014 to an expense of R$728 million in 2015, mainly due to net exchange rate variations.

Income Tax and Social Contribution - Current and Deferred

After a technical review of the estimates of 2015 future taxable income and the tax losses generated in recent years, the Company restated the deferred income tax expense to R$2,768 million, reflecting the write-off of tax credits with deferred income tax and social contribution that were included in noncurrent assets. For further details, see note 16 of the Consolidated Financial Statements.

Consolidated Net Profit (Loss)

Due to the explanations above, the Company recorded a consolidated net loss of R$1,216 million in 2015.

Balance Sheet of the Company (consolidated) - R$ thousand:

Comparison of the main accounts of the consolidated income of December 31, 2016, December 31, 2015 (Restated) and December 31, 2014, prepared in accordance with IFRS and CPC.

Comparison between the balance sheets of December 31, 2016 and December 31, 2015:

Cash and Cash Equivalents: mainly including financial investments in public and private securities and investments in first-tier banks. The balance of cash and cash equivalents on December 31, 2016 is of R$4,871 million, 38% lower than the R$7,861 million on December 31, 2015. This decrease is mainly due to the use of the financial resources of the subsidiaries abroad invested in time deposits to meet the Company's cash requirements.

Financial Investments: On December 31, 2016, the balance of R$760 million included: (i) government securities managed by exclusive funds, which were connected as collateral for CDI interest rate futures contracts, are traded on B3 S.A. – Brasil, Bolsa, Balcão, has Selic income and immediate liquidity; and (ii) financial investment connected to the Bank Deposit Certificate (CDB) to guarantee a surety letter, with CDI income, immediate liquidity and also traded at B3 S.A. – Brasil, Bolsa, Balcão.

Accounts Receivable: On December 31, 2016, accounts receivable from clients totaled R$1,997 million, 26.5% higher than in 2015, mainly due to the effect of the increase in prices in the domestic market of steel segment, the expansion of the average term of collection, with a 6-day increase (35 days in 4Q16 x 29 days in 4Q15) and the increase in accounts receivable from related parties arising from the sale of steel products.

Inventories: On December 31, 2016, CSN's inventories totaled R$3,964 million, a 19.8% decreased when compared to December 31, 2015, with a 32-day reduction in the average term of the inventory (94 days in 4Q16 vs. 126 days in 4Q15), due to the higher volume traded in the steel segment, reflecting the higher demand in the domestic market.

Other current assets: 33.8% decrease (from R$1,286 million on December 31, 2015 to R$852 million on December 31, 2016), mainly due to variations in the following groups:

•         Taxes payable: The R$216 million decrease was basically due to IRPJ, CSLL, PIS/Cofins, ICMS to recover and extemporaneous credits with other federal taxes;

•         Prepaid expenses: The R$92 million decrease is basically due to the reduction of shipments made in the "floating" condition during the 2016 fiscal year. The agreements with this condition provide for the payment of 90% of the amount of the freight approximately 10 days before the conclusion of the shipment. Thus, the freight expenses are recorded as prepaid expenses and, when the goods are delivered, this balance is recorded as income.

•         Derivative financial instruments: decrease of approximately R$116 million.

Noncurrent Assets

Deferred Taxes: During the 2016 fiscal year, after a technical review of the estimates of future taxable income and the tax losses generated in recent years, the Company restated the balances of asset deferred taxes, limiting their recognition to 30% of liabilities deferred taxes.  As a result, all credits arising from temporary differences were provisioned and held in stock of credits in the Company's fiscal books for subsequent use.

Investments: On December 31, 2016, the investment account totaled R$4,568 million, 14.3% higher than the balance on December 31, 2015, of R$3,998 million. The variation in the balance of the investment in the period is mainly due to the mark-to-market of investments classified as available-for-sale, exchange into the currency of investments abroad whose functional currency is not Real, actuarial gain resulting from CSN Mineração, a hedge gain of investments reflecting the investments accounted with the equity method and the Impairment of the fair value of Transnordestina Logística S.A. totaling R$387,989 thousand recorded in other operating income and expenses and R$131,916 thousand in deferred taxes.

Property, Plant and Equipment: On December 31, 2016, the balance of the property, plant and equipment account reached R$18,136 million, an 1.7% increase, or R$310 million, over 2015. This variation is mainly due to the acquisitions made in the period, of approximately R$1,636 million, of which R$1,413 million refers to acquisitions for projects in progress, partially offset by the depreciation of R$1,254 million in the period.

Intangible Assets: On December 31, 2016, the balance of the intangible asset account reached R$7,258 million, a R$164 million decrease over 2015. The balance mainly refers to the accounting of the goodwill and the fair value of intangible assets of the combination of the mining and related logistics businesses of CSN and Namisa in 2015.

Liabilities

Loans and Financing: The Company's consolidated gross debt totaled R$30,441 million on December 31, 2016, a 11% decrease over the R$34,283 million on December 31, 2015, mainly due to (i) the repurchase and payment of interest rates on fixed rated notes agreements; (ii) amortization of prepayment agreements; (iii) liquidation of forfaiting transactions and drawee risk; and (iv) appreciation of real against the dollar during the period.

Deferred Taxes: On December 31, 2016, the account of deferred tax liability totaled R$1,047 million, which mainly includes:

•         R$1,324 million related to unrecorded deferred income tax and social contribution;

•         R$3,014 million of estimated losses with deferred income tax and social contribution credits;

•         R$1,073 million of deferred income tax and social contribution arising from the combination of the mining and related logistics businesses of CSN and Namisa in 2015;

•         Partially offset mainly by (i) R$1,590 million related to the taxation of exchange rate variations under the cash basis regime to ascertain the income tax and social contribution on net profit; (ii) R$706 million from losses with financial assets available-for-sale; and (iii) R$1,311 million of tax losses and negative basis.

Pension and Health Plan: Balance of R$719 million on December 31, 2016 (R$514 million on December 31, 2015). The R$205 million increase basically refers to the post-employment health benefit, impacted by the reduction of the actual discount rate and the increase in the average medical cost (claim cost).

Net Equity: On December 31, 2016, the Company's net equity was of R$7,385 million, R$293 million higher than the net equity of December 31, 2015, mainly due to the R$1,083 million gain from the Hedge Accounting cash flow, partially offset by the consolidated loss of R$853 million in the period.

Comparison between the balance sheets of December 31, 2015 and December 31, 2014:

Cash and Cash Equivalents: mainly including financial investments in public and private securities and investments in first-tier banks. The balance of cash and cash equivalents on December 31, 2015 is of R$7,861 million, 9.5% lower than the R$8,686 million on December 31, 2014. This decrease is mainly due to the decrease of financial resources of the subsidiaries abroad invested in time deposits.

Financial Investments: Including public and private securities managed by their exclusive funds that were connected as collateral to agreements of future exchange rate from Real to Commercial Dollar traded on B3 S.A. – Brasil, Bolsa, Balcão. The balance of these financial investments totaled R$764 million on December 31, 2015. These investments have a pre-established fixed income and immediate liquidity.

Accounts Receivable from Third Parties: On December 31, 2015, accounts receivable from third parties totaled R$1,578 million, 10% lower than in 2014. This variation is mainly due to the decrease of accounts receivable from related parties and dividends receivable as a result of the incorporation process of Namisa by CSN Mineração in 2015.

Inventories: On December 31, 2015, CSN's inventories totaled R$4,941 million, a 19.9% increase when compared to December 31, 2014, with a 22-day increase in the average term of the inventory, mainly due to the decrease in sales in the steel market.

Other Current Assets:6.4% decrease (from R$1,374 million on December 31, 2014 to R$1,286 million on December 31, 2015), mainly explained by variations in the following groups:

•         Taxes recoverable: R$398 million increase of recoverable PIS/COFINS and ICMS and income tax and social contribution to be offset. The variation of the year is due to the recognition of extemporaneous credits in 2015;

•         Prepaid expenses: R$83 million increase, due to the adjustment of the appropriation to the accrual basis, of sales related to the foreign mining market, with the reversal of the insurance expense in this group.

•         Loans with related parties: Due to the combination of the mining and related logistics businesses of CSN and Namisa, pre-existing agreements between CSN and Namisa were settled, resulting in a R$517 million decrease in the group of loans with related parties;

•         Derivative financial instruments: decrease of approximately R$56 million.

Noncurrent Assets

Deferred Taxes: During the 2016 fiscal year, after a technical review of the estimates of future taxable income and the tax losses generated in recent years, the Company restated the balances of asset deferred taxes, limiting their recognition to 30% of liabilities deferred taxes.  As a result, all credits arising from temporary differences were provisioned and held in stock of credits in the Company's fiscal books for subsequent use.

Other Noncurrent Assets: 67% increase in 2014 vs. 2015 (from R$947 million in 2014 to R$1,584 million in 2015), mainly explained by the following variations:

•         Increase of R$290 million in recoverable PIS/COFINS and ICMS and income tax and social contribution to be offset. The variation of the year is due to the recognition of extemporaneous credits in 2015;

•         Increase of R$295 million in loans with related parties, mainly loans to Transnordestina Logística S.A.

•         Increase of R$40 million in judicial deposits, mainly in relation to labor claims.

Investments: On December 31, 2015, the investment account totaled R$3,998 million, 71% lower than the balance on December 31, 2014, of R$13,665 million. The decrease in the year’s investment balance is due to the incorporation of Namisa by CSN Mineração, which was consolidated after the combination of the mining and related logistics businesses of CSN and Namisa in December 2015.

Property, Plant and Equipment: On December 31, 2015, the balance of the property, plant and equipment account reached R$17,826 million, an 14.1% increase, or R$2,202 million, over 2014. This variation is mainly due to the acquisitions made in the period, of approximately R$2,182 million, of which R$1,915 million refers to acquisitions for projects in progress, partially offset by the depreciation of R$1,127 million in the period. Another reason contributing with the increase in this account balance in the period was the accounting of R$662 million of fair value of the assets acquired in the combination of the mining and related logistics business of CSN and Namisa.

Intangible Assets: On December 31, 2015, the balance of the intangible asset account reached R$7,422 million, a R$6,479 increase over 2014, due to the accounting of goodwill and of the fair value of the intangible assets of the combination of the mining and related logistics businesses of CSN and Namisa.

Liabilities

Loans and Financing: The Company's consolidated gross debt totaled R$34,283 million on December 31, 2015, a 13% increase over the R$30,354 million on December 31, 2014, mainly due to prepayment transaction with related parties, fixed rated notes and intercompany loans. The exchange rate variation had a key role on the increase in gross debt, given that a significant part of the loans and financing is in foreign currency. There was also the reclassification of forfaiting transactions and drawee risk with commercial suppliers, of the suppliers to loans and financing line, which totaled R$373 million on December 31, 2015 and R$471 million on December 31, 2014.

Deferred Taxes: On December 31, 2015, the account of deferred tax liability totaled R$1,072 million, which mainly includes:

•         R$1,673 million related to unrecorded deferred income tax and social contribution;

•         R$3,173 million of estimated losses with deferred income tax and social contribution credits;

•         R$1,058 million of deferred income tax and social contribution arising from the combination of the mining and related logistics businesses of CSN and Namisa in 2015;

•         Partially offset mainly by (i) R$2,428 million related to the taxation of exchange rate variations under the cash basis regime to ascertain the income tax and social contribution on net profit; (ii) R$947 million from losses with financial assets available-for-sale; (iii) R$579 million of tax losses and negative basis; and (iv) R$517 million of the balance with the hedge accounting transaction of the cash flow.

Pension and Health Plan: The balance of R$514 million on December 31, 2015 (R$588 million on December 31, 2014) is related mainly to the post-employment health benefit,

Environmental Liabilities and deactivation: increased from R$239 million in 2014 to R$329 million in 2015. The variation is mainly due to the additional provision for asset’s demobilization (ARO - Asset Retirement Obligation), a long-term obligation in which the assumptions for an eventual closure of iron ore mines are periodically reviewed by a specialized company. The ARO update was made after the conclusion of the new certification report of the mineral ore reserves in Casa de Pedra’s and Engenho’s mines in 2015.

Net Equity: On December 31, 2015, the Company's net equity was of R$7,091 million, R$1,356 million higher than in December 31, 2014, mainly due to (i) Consumption of the profit reserve line resulting from the transfer of the result of the 2015 fiscal year, net of the dividend resolved on March 11, 2015, totaling R$275 million, absorption of R$847 million from the 2015 loss; (ii) R$ 1,766 million increase in other comprehensive income, mainly due to the gain with the combination of the mining and related logistics businesses of CSN and Namisa, totaling R$2,956 million, partially offset by the R$1,441 million loss of hedge cash flow; and (iii) R$1,091 million increase in non-controlling interest in CSN Mineração, by Consórcio Asiático, with a final share capital of 12.48% (see item 10.3 (a)).

Cash Flow of the Company

The table below shows the comparative table of the Company's cash flows on December 31, 2016, December 31, 2015 and December 31, 2014, in R$ thousand:

Comparison between 2016 and 2015 (restated) cash flows

The Company's free cash flow in 2016 was a negative R$2,990 million, compared to a negative cash flow of R$825 million in 2015.

Operating Activities

Operating cash generation was of R$276 million and R$5,069 million in 2016 and 2015, respectively. The R$4,793 million decrease in cash from operating activities is due to the R$2,781 million decrease resulting from the reconciliation of net income (loss) consolidated by items that do not affect the cash items and the R$2,012 million decrease in the working capital of the Company, highlighting:

•         In 2016 and 2015, the Company recorded a consolidated net loss of R$853 million and R$1,216 million, respectively, a R$363 million decrease due to the effects mentioned below:

•         The equity result in 2016 was positive in R$65 million over a positive income of R$1,160 million in 2015. This variation is basically due to the non-recognition of Namisa's equity result in 2016, given its incorporation by CSN Mineração S.A. (new corporate name of Congonhas Minérios S.A.).

•         Decrease in the line of net monetary and exchange rate variations, mainly due to the 47% devaluation of real against dollar in 2015 over a 17% appreciation of real against dollar in 2016.

•         In the line of Impairment securities available for sale, in 2015 there was a R$555 million decrease referring to Usiminas shares, which was not the case in 2016.

•         The line of gains from the business combination in 2016 was a positive of R$66 million over a positive income of R$3,297 in 2015, due to the combination of the mining and logistics business of CSN and Namisa in 2015.

•         The change in assets and liabilities was mainly due to: (i) inventories, with an average 32-day decrease in the average term (94 days in 4Q16 vs. 126 days in 4Q15); and (ii) accounts receivable from related parties due to the receipt of dividends from Namisa in the amount of R$3,239 million in 2015, which was not the case in 2016 given its incorporation by CSN Mineração.

Investment Activities

The cash flow used in investing activities was of R$2,305 million in 2016 and R$2,865 million in 2015. The variation of R$560 million is mainly due to the payments of derivative transactions, cash received from the sale of Cia Metalic Nordeste (“Metalic”) and effects from the combination of the mining and logistics businesses of CSN and Namisa in 2015.

Financing Activities

The cash flow used in financing activities was of R$3,091 million in 2015 and of R$883 million in 2016. This variation was mainly due to the decrease in funding and the liquidation of forfaiting agreements and drawee risk.

Comparison between 2015 and 2014 cash flows

The Company's free cash flow in 2015 was a negative R$835 million, compared to a negative cash flow of R$1,310 million in 2014.

Operating Activities

Operating cash generation was of R$5,069 million and R$824 million in 2015 and 2014, respectively.  The R$4,245 million increase was mainly due to the receipt of Namisa’s dividends in the amount of R$3,239 million, part of the process to conclude the transaction and combination of the mining and logistics businesses of CSN and Namisa in 2015 and other variations in taxes/Refis of R$634 million.

Investment Activities

The cash flow used in investing activities was of R$2,865 million in 2015 and R$1,658 million in 2014. The R$1,207 million increase is mainly due to the payment of US$707 million by CSN, equivalent to R$2,727 million, related to the acquisition of 4.16% of CSN Mineração’s shares held by Consórcio Asiático, partially offset by other transactions, highlighting the receipt of R$827 million in derivative transactions.

Financing Activities

The cash flow used in financing activities was of R$531 million in 2014 and of R$3,090 million in 2015. This variation was mainly due to the R$1,525 million decrease in funding, to the R$283 million decrease in forfaiting and drawee risk, to the R$1,139 million increase in amortization and to the R$869 million increase in forfaiting and drawee risk amortization.

10.2

a) results of the Company's operations, especially

(i) Description of any significant components of revenue

The Company is a highly integrated company operating in the entire steel production chain, from the extraction of iron ore to the production and sale of coils, tin plates for packaging and steel profiles. The Company also has interests in railways, port terminals and energy generation companies, as well as in cement production.

The Company's integrated production system, together with the quality of the management, translates into the Company having one of the lowest production costs of the world's steel industry.

The Company always seeks to maximize the return to its shareholders, focusing on five key activities: (i) mining; (ii) steel; (iii) logistics; (iv) cement; and (v) energy.

1. Mining

1.1. Iron Ore

CSN Mineração, a company resulting from the combination of CSN's mining and related logistics businesses, through the merger of Casa de Pedra, Namisa and other mines of the Group, is positioned as the second largest exporter of iron ore in Brazil, considering all the sales of finished products of iron ore, having sold around 37 million tons in 2016. In addition, 4.1 million tons of iron ore were allocated to the Presidente Vargas Plant. In turn, Tecar, a port terminal operated by the Company located in the Itaguaí Port, shipped about 32 million tons of iron ore in 2016.

The majority of the Company’s net revenue from the sale of iron ore comes from exports, mainly to Asia, especially China.

In 2015, 28.9 million tons of iron ore were sold by CSN and 5 million tons were directed to the steel production until November/15. In December/15, after the combination of the mining and related logistics businesses of CSN and Namisa by CSN Mineração, CSN Mineração sold 0.4 million tons to CSN.

CSN sold 28.9 million tons of iron ore in 2014, of which 9.1 million tons were sold by Namisa. In addition, in 2014, the Company produced and used for its own consumption 6.0 million tons of iron ore.

1.2. Limestone and Dolomite

The Bocaina mine, a limestone mine located in Arcos/MG, is responsible for the supply of calcitic limestone and dolomitic limestone, raw materials used by the Company for the production of steel and cement.

In 2016, the Bocaina mine produced 3.42 million tons of limestone and dolomite, supplying (i) around 1.284 million tons of steel smelting (limestone and dolomite) to the Presidente Vargas Plant; (ii) 1,508 million tons of non-steel limestone for the manufacture of clinker in Arcos/MG; (iii) 0.029 million tons of non-steel limestone for the production of cement at the Mill located at the Presidente Vargas Plant; and (iv) 0.158 million tons of limestone byproducts sold as inputs to industries that produce agro limestone. In addition, 0.247 million tons of limestone byproducts were stored for future use in the production of clinker, after the implementation of the new clinker kiln, with start-up in the second half of 2016.

In 2015, the Bocaina mine produced 3.489 million tons of limestone and dolomite, supplying (i) around 1.727 million tons of steel smelting (limestone and dolomite) to the UPV; (ii) 0,940 million tons of non-steel limestone for the manufacture of clinker in Arcos; (iii) 0.042 million tons of non-steel limestone for the production of cement at the Grinding Unit located at the UPV, at Volta Redonda/RJ; and (iv) 0.303 million tons of limestone byproducts sold as inputs to industries that produce agro limestone. In addition, 0.477 million tons of limestone byproducts were stored for future use in the production of clinker, after the implementation of the new clinker kiln.

The clinker factory, main raw material for the manufacture of cement, provided 0.4 million, 0.6 million and 0.7 million tons of clinker in 2016, 2015 and 2014, respectively, to the Grinding Plant at Volta Redonda/RJ.

1.3. Tin

One of the main raw materials for the production of tinplate is tin, produced by CSN's subsidiary, Estanho de Rondônia S.A. (“ERSA”), with a production capacity of approximately 3,2 thousand tons/year of tin. ERSA includes Santa Bárbara’s mining, at Itapuã do Oeste, from which the cassiterite is extracted, and Ariquemes’ smelter, from which the tin is obtained, both in the State of Rondônia.

The tin produced by ERSA is used by the Company in the production of tin plates at the UPV. In 2016, 193 tons of tin were transferred to the UPV, while in 2015 and 2014, 251 tons and 172 tons were transferred, respectively.

1.4. Tecar

Tecar is responsible for the shipment of all iron ore sold by the Company in the transoceanic market. In addition, other products such as coal, oil coke, sulfur and zinc concentrate are landed by Tecar for its own consumption and for several customers.

In 2016, 32 million tons of own and third-party iron were shipped by Tecar and 2.3 million tons of coke and other reducers were landed.

In 2015, 28.2 million tons of own and third-party iron ore were shipped by Tecar and 3.1 million tons of coke and other reducers were landed.

In 2014, 32.8 million tons of own and third-party iron ore were shipped by Tecar and 3.4 million tons of coke and other reducers were landed.

2. Steel Industry

Dominating the entire steel production chain, the Company meets the demand of different segments of the industry, with a diversified line of products with high added value. The Company produces the several types of galvanized coated materials, resistant to corrosion and less susceptible to price variations in the international market.

The main markets supplied by the Company are: automotive, civil construction, large network (distribution), white line (household appliances), OEM (capital goods) and metal packaging.

The Company has five galvanizing lines in Brazil, distributed as follows: three at the Presidente Vargas Plant in Volta Redonda/RJ, one in Porto Real in the State of Rio de Janeiro and another at CSN’s branch located in the state of Paraná, in Araucária, where it also works with cold rolling and pre-painting processes.

CSN also has three subsidiaries abroad: (i) CSN LLC (“CSN LLC”), located in Terre Haute, Indiana, USA, working with cold rolling and galvanizing; (ii) Lusosider Aços Planos S.A. (“Lusosider”), located at Aldeia de Paio Pires, Portugal, working with cold rolling and galvanizing; and (iii) Stahlwerk Thüringen GmbH (“SWT”), located at Unterwellenborn, Germany, producing steel profiles.

CSN has an installed capacity of 1 million tons per year of tin plates, widely used in the packaging sector. The Company is also the producer of Galvalume, steel coated with zinc and aluminum, which combines gloss and durability, as well as pre-painted steels, both widely used in the construction and appliances industries.

2.1 - Presidente Vargas Plant

The main steel unit of the Company, the Presidente Vargas Plant has an installed capacity of 5.6 million tons of crude steel per year. In 2016, crude steel production reached 3.0 million tons and the production of rolled products reached 3.2 million tons. In 2015, crude steel production reached 3.3 million tons and the production of rolled products reached 4.0 million tons. In 2014, crude steel production reached 4.5 million tons and the production of rolled products reached 4.3 million tons.

2.2- Porto Real Branch

CSN’s branch in Porto Real/RJ is strategically located between the cities of Rio de Janeiro and São Paulo, mainly supplying the automotive industry, with a wide range of products and services with international standard. It has a hot galvanizing line, cutting services and a modern laser welding center. The production of the Porto Real branch reached 329, 293 and 333 thousand tons in 2016, 2015 and 2014, respectively.

2.3 - Paraná Branch

CSN’s branch in Paraná produces Galvalume®, which is mainly used in outdoor buildings due to its high corrosion resistance. It also produces pre-painted flat steel, which is a high value-added product used in civil construction and appliances production. CSN Paraná has capacity of 100 thousand tons per year of pre-painted steel and 220 thousand tons per year of hot pickling. The production in the Paraná branch totaled 491, 509 and 457 thousand tons in 2016, 2015 and 2014, respectively.

2.4- Companhia Metalúrgica Prada

Founded in 1936, Companhia Metalúrgica Prada (“Prada”) was acquired by CSN in 2006. Focused on the production of steel packaging and lithographic services, Prada has two plants located in São Paulo, including its lithographic center and the manufacture of packaging for chemicals and aerosols, and one plant in Uberlândia-MG, focused on food packaging, therefore, an important customer of tin plates of CSN. Prada also works in the distribution and services market.  It currently has a Service Center and six distribution centers in the Southeastern region, including plates, blanks, rolls, UDC profiles, seamed pipes, steel deck and metal tiles for several segments of the industry.

Its lines are able to meet the volumes and technical specifications required by the food, chemical, aerosol and services industries.

In 2016, Prada sold 279 thousand tons of steel through the distribution segment. In 2015 and 2014, 311 thousand and 303 thousand, respectively, were sold through the distribution segment.

2.5- Companhia Siderúrgica Nacional, LLC

Located in the United States, Companhia Siderúrgica Nacional LLC manages a cold rolling and galvanizing plant, located in Terre Haute, in the state of Indiana. In 2016, 279 thousand tons of cold rolled and galvanized coils were produced at CSN LLC, while in 2015 and 2014, 276 thousand and 304 thousand tons of these products were produced.

2.6- Lusosider Aços Planos S.A.

Installed in Aldeia de Paio Pires, Portugal, Lusosider Aços Planos S.A. works with cold rolling and galvanizing. In 2016, Lusosider produced 333 thousand tons of galvanized, cold rolled and Pickled/Oiled products, while in 2015 and 2014, these volumes reached 321 thousand and 289 thousand tons, respectively.

2.7- Stahlwerk Thüringen GmbH (SWT)

In 2012, CSN acquired Stahlwerk Thüringen GmbH, consolidating its results from February of the same year. Located in Unterwellenborn, Germany, the plant specializes in the production of steel profiles, used in construction. In 2016, SWT sold 775 thousand tons of steel profiles and in 2015 this volume totaled 743 thousand tons of profiles. In 2014, 746 thousand tons of profiles were sold.

3. Logistics

3.1 Port

Tecon, a container and cargo terminal, is managed by CSN's subsidiary, Sepetiba Tecon S.A. In 2016, 140,000 containers were handled, 804,000 tons of steel products and 24,000 tons of cargo. In 2015, the terminal handled 152 thousand containers, 926 thousand tons of steel products and 206 thousand tons of cargo. In 2014, Tecon handled 173 thousand containers, 364 thousand tons of steel products and 110 thousand tons of cargo.

3.2 Railway

CSN has shareholdings of three railway companies: MRS Logística S.A. (“MRS”), FTL – Ferrovia Transnordestina Logística S.A. (“FTL”) and Transnordestina Logística S.A. (“TLSA”).

MRS

CSN owns, directly and indirectly, 34.94% of the share capital of MRS Logística, which operates the former Southeast Grid of the Ferroviária Federal S.A. (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte axis.

MRS’ main segment of is heavy haul customers (ore, coal and coke cargoes), with transportation of around 168.7 million tons in 2016, equivalent to 75% of the total volume transported by the Company. In 2015, 124 million tons were transported.

In the container segment, MRS maintained its position among the largest carriers in the national rail sector, transporting 1.8 million in 2016, 1.5 million in 2015 and 1.2 million in 2014.

The rail transportation services provided by MRS are key for the supply of raw materials and for the disposal of final products. The total volume of iron ore, coal and coke used by the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN.

FTL

CSN owns 90.78% of the share capital of FTL, operator of the former Northeastern network of RFFSA, which covers seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,534 km of which 1,191 km are operational, connecting Maranhão, Piauí and Ceará, while currently suspended and under negotiation to return to ANTT and DNIT. With a current transportation capacity of around 3 million tons/year, focusing on the transportation of fuel, cement, pulp, coke, clinker, containers, among other products.

In 2016, 2.7 million tons were transported, mainly in the Fuel, Construction and Pulp segments. In 2015, 2.4 million tons were transported, mainly in the Energy, Construction and Cargo segments. In 2014, 2 million tons were transported, mainly in the fuel, cement, aluminum, and ore segments, among other products, especially in the stretch between São Luís, Teresina and Fortaleza.

TLSA

The railroad project has an extension of 1,728 km, which will connect the rail terminal in Eliseu Martins/PI to Portos de Suape/PE and Pecém/CE, going through several cities in the states of Piauí, Pernambuco and Ceará.

The estimated operating capacity of the railroad is of 30 million tons per year, and it will likely play a key role in the development of the Northeast region and create a logistical option for local economic development, in the segments of oil and byproducts, grain, mining, agriculture, among others. On December 31, 2016, CSN's shareholding in TLSA was of 49.02%.

 4. Energy

CSN is one of the largest industrial consumers of electricity in the country, closing 2016 with a consumption of around of 375 MW, therefore, in a prominent position along with other large electricity-intensive groups. Thus, since 1999, it has been investing in electricity generation projects, to ensure that the Company had enough generation capacity to meet the group's electricity demand.

Its assets in this segment are (i) Itá Hydroelectric Power Plant, in Santa Catarina, in which the Company has a 29.5% indirect shareholding, through its 48.75% interest in Itá Energética S.A., corresponding to an average of 167 MW; (ii) the Igarapava Hydroelectric Power Plant, in Minas Gerais, with an average of 23.37 MW, in which the Company has a 17.92% shareholding; and (iii) the Thermoelectric Co-Generation Power Plant at the Presidente Vargas Plant in Volta Redonda/RJ, with an installed capacity of 235 MW, and which uses residual gases from steel production as fuel.

In 2014, there was the start-up of a top turbine with 21MW capacity, installed in Alto-Forno 3 of Presidente Vargas Plant, in Volta Redonda/RJ.

5. Cement

The cement industry has high complementarity with the steel industry and supplies the entire construction industry, a key segment for the country's economic development.

The Company continues to invest in expanding its production capacity to 5.7 million tons per year. In Arcos (MG), two new mills were delivered in 2015 and the new clinker kiln was installed in 2016, adding 2.3 million tons of cement per year. CSN is currently self-sufficient in the production of clinker and cement, as one of the most competitive players in the regions where it operates.  In 2015, 2.0 million tons of cement were produced and 2.2 million tons in 2014.

CSN currently markets cement of types CP-II and CP-III, sold in the region of Baixada Fluminense, south of Rio de Janeiro, Vale do Paraíba and Grande São Paulo, in addition to the State of Minas Gerais.

Net Revenue of the Company

The tables and charts below show the Company's consolidated net revenue:

(ii) Factors that materially affected the operating results

The Company's main sources of revenue come from the production and sale of steel products and iron ore. Thus, the economic activity level in Brazil and abroad has a strong influence on its results.

The Company sells steel products mainly in the domestic market. However, it has been increasing its steel sales in the foreign market. Thus, one of the factors influencing the results is the pace of the growth of the domestic economy, especially in the segments that are more steel-intensive, such as automotive, appliances and civil construction. These industries are directly influenced by the availability and cost of consumer credit. The macroeconomic policy decisions, such as the interest rate level, or that affect credit, such as taxes or other mechanisms, are constantly monitored. The impact of infrastructure construction works also play a key role, whether related to special events such as the Olympics or to the growth of production segments such as oil or civil construction, PAC construction works, among others.

Another factor is the balance of steel’s supply and demand in the world, which establishes the price levels and also affects the level of imports.

In the mining business, the results are directly impacted by the global supply and demand of iron ore. The majority of the Company’s net revenue concerning the sale of iron ore are from exports, mainly to Asia, especially China.

On the cost side, prices of steel coal and coke, pellets, metals such as aluminum, zinc and tin, as well as exchange rates, are significant in the steel production. In mining and logistics (rail transportation), the cost of fuel is important. In addition, since the Company has expansion projects, the cost of equipment and services is a key variable that must be monitored.

b) variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

In the steel industry, besides international prices, exchange rates, import tariffs, domestic supply and demand may affect the prices of our products. In addition, inflation and exchange rate affect costs and revenues, and may impact the profitability of the business.

In mining, the majority of our sales come from iron ore exports, therefore are tied to international demands. The exchange rate is critical to establish the competitiveness of costs and establish the revenue.

In cement, the revenue is in Reais and inflationary variations may impact the results. In this way, the exchange rate is less representative in this segment.

Given that the majority of the Company's revenues come from the steel and mining segments, the Company quantifies the effects of changes in volumes and prices on its revenues in these two segments.

In 2016, the net revenue reached R$17,1 million, 12% higher than in 2015, due to price adjustments of steel products, while in the mining segment, the increase was due to the higher volume of ore traded together with the increase in the international price of ore. Steel net revenues totaled R$11.5 billion, or 67% of the consolidated net revenue, selling 4.9 million tons of steel, 2.8 million in the domestic market and 2.1 million in the foreign market (exports and sales abroad through the subsidiaries Lusosider, CSN LLC and SWT). Mining net revenue totaled R$4,582, 27% of the consolidated net revenue, selling 36.9 million tons of iron ore, mainly in the foreign market.

In 2015, the net revenue reached R$15.3 billion, 5% lower than in 2014, mainly due to the decrease in the revenue from the mining segment. The steel net revenues totaled R$11.2 billion, or 68.2% of the consolidated net revenue, selling 5.0 million tons of steel, 3.0 million in the domestic market and 2.0 million in the foreign market (exports and sales abroad through the subsidiaries Lusosider, CSN LLC and SWT). Mining net revenue totaled R$3.2 billion, 19.4% of the consolidated net revenue, selling 25.7 million tons of iron ore, mainly in the foreign market.

In 2014, the net revenue reached R$16.1 billion, 7% lower than in 2013, mainly due to the decrease in the revenue from the mining and steel segments. Steel net revenues totaled R$11.5 billion, or 65% of the consolidated net revenue, selling 5.2 million tons of steel, 3.7 million in the domestic market and 1.5 million in the foreign market (exports and sales abroad through the subsidiaries Lusosider, CSN LLC and SWT). Mining net revenue totaled R$4.1 billion, 23.3% of the consolidated net revenue, selling 28.9 million tons of iron ore, mainly in the foreign market.

c) impact of the inflation, changes in prices of key inputs and goods, exchange and interest rates in the operating and financial results of the Company

Part of the costs and expenses of the Company is in Real, with a clause of inflation adjustment in the agreements.

As mentioned in item (a), the prices of certain inputs directly impact the Company's results, in particular:

  Coal, coke, pellets and metals for the steel business, in dollar;
  Fuels for the mining and rail transportation businesses;
  Clinker for the cement business.

In addition to the production inputs, another key factor is the price of equipment and services, since the Company has a substantial portfolio of investment projects in all its business areas.

The Company is exposed to the risks of interest and exchange rate on its loans, financing and financial investments.

The available financial resources are invested in investment funds that include purchase and sale commitments backed by private and public securities with pre-established fixed income and with immediate liquidity. The private securities are financial investments in Bank Deposit Certificates (CDB) with yields connected to the variation of Interbank Deposit Certificates (CDI) and the public securities are basically purchase and sale commitments backed by National Treasury Notes. In addition, the Company also invests part of its financial resources abroad in Time Deposits with pre-established rates.

CSN has debt in foreign currency and national currency, pre- and post-fixed

On December 31, 2016, 52% of the debt was in reais and the other 48% was in other currencies.

On December 31, 2015, 47% of the debt was in reais and the other 53% was in other currencies. On December 31, 2014, 54% of the debt was in reais and the other 46% was in other currencies.

The debt is connected to London Interbank Offered Rate (Libor), to CDI (Interbank Deposit Certificate) and to TJLP (Long Term Interest Rate). On December 31, 2016, approximately 67% of the debt was tied to the floating interest rate (Libor, TJLP, and CDI), over 47% on December 31, 2015.

The consolidated net foreign exchange exposure on December 31, 2016 is shown in the table below:

It should be noted that CSN uses several instruments to protect itself from the risk of the exchange and interest rate.

Effects on the Company's operating result

In 2016, the cost of goods sold totaled R$12,640 million, 8% higher than in 2015, due to the higher volume sold in mining.

In 2015, the cost of goods sold totaled R$11,800 million, 2% higher than in 2014, mainly due to the impact of the exchange rate in the steel segment.

In 2014, the consolidated cost of goods sold reached R$11,592 million, 7% lower than in 2013, basically due to the lower cost of products sold in the steel segment.

Effects on the Company's financial result

In 2016, the net financial income was a negative of R$2,522 million over a negative of R$3,365 million in 2015.

In 2015, the net financial income was a negative of R$3,365 million over a negative of R$3,081 million in 2014.

In 2014, the net financial income was a negative of R$3,081 million over a negative of R$2,512 million in 2013.

10.3 Significant effects created or that will likely create by the following events in the Company's financial statements and results:

a) introduction or disposal of an operating segment
In 2016, there was no introduction or disposal of operating segment.
b) creation, acquisition or sale of shareholding

•         Sale of Cia. Metalic Nordeste (“Metalic”)

On November 30, 2016, the Company sold 100% (one hundred percent) of the shares issued by its subsidiary Cia. Metalic Nordeste to Can-Pack Brasil Indústria de Embalagens Ltda. for R$372,536,929.29.

In compliance with the criteria of CPC 31 (Noncurrent Assets Held for Sale and Discontinued Operations), the Company reclassified the investment and results of September 30, 2016 to the Assets Held for Sale group, in the amount of R$123,289,258.60 and the accumulated results of September 2016 and of the 2015 fiscal year, in the amount of R$(6,786,426.26) and R$1,911,203.36, respectively, to the Discontinued Operations group, to meet the requirements of the CPC and allow a better comparability.

c) unusual events or transactions
In 2016, there were no unusual events or transactions that significantly affected the Company's business.

10.4

a) significant changes in accounting practices

The table below lists the standards and interpretations issued by IASB (International Accounting Standard Board), but that have not yet come into effect and have not been adopted in advance by the Company for the year ended on December 31, 2016, since the adoption is not allowed for entities that disclose their financial statements in accordance with the accounting practices adopted in Brazil.

To date, the impacts of the new standards are under study and evaluation and, therefore, the Management is unable to establish the qualitative and quantitative effects of the application of these standards.

In addition to those listed below, there are no other standards and interpretations issued and not yet adopted that may, in the Management's opinion, have a significant impact on the results or equity disclosed by the Company.

Standard	Main points introduced by the standard	Comes into effect on
IFRS 9 - Financial Instruments

IFRS 9 maintains, but simplifies, the combined measurement model and establishes two main categories of measurement for financial assets: amortized cost and fair value. The classification depends on the entity's business model and on the characteristics of the contractual cash flow of the financial asset.

January 1, 2018
For financial liabilities, the standard maintains most of the requirements of IAS 39.

The main change refers to cases in which the calculated fair value of the financial liabilities should be segregated so that the part concerning the fair value related to the credit risk of the entity itself is accounted in “Other comprehensive results” and not in the result of the period.

The guidance in IAS 39 on impairment of financial assets and hedge accounting remains applicable.

This new standard provides the principles that an entity will apply to establish the revenue measurement and when it should be accounted.
IFRS15 - Revenue from Agreements with Customers	The standard replaces IAS 11 - Construction agreements, IAS 18 - Revenues and corresponding interpretations.	January 1, 2018

This new standard establishes the principles to account, measure, present and disclose leases and introduces a single model for the accounting of leases in the balance sheet for the lessees. A lessee accounts an asset of right of use that represents its right to use the leased asset and a lease liability that represents its obligation to pay for the lease. Optional exemptions are available for short-term leases and low-cost items. For lessors, the accounting treatment remains basically the same, with the classification of leases as operating leases or financial leases, and the accounting of these two types of lease being different. IFRS 16 replaces the current lease standards, including IAS 17/CPC 06 (R1) - Leasing transactions and ICPC 03 (IFRIC 4, SIC 5 and SIC 27) - Other aspects of leasing transactions.

IFRS16 - Leases
January 1, 2019

Initiative of

The changes require additional disclosures that enable the users of the financial statements to understand and assess the changes in liabilities arising from financing activities, both cash flow and other changes.

Disclosure
(Changes to the		January 1, 2017
CPC 26/IAS 1)
Accounting	The changes clarify the accounting of assets deferred taxes for unrealized losses on debt instruments measured at fair value.
of Assets
Deferred Taxes
for Unrealized		January 1, 2017
Losses
(Changes to the
CPC 32/IAS 12)
IFRIC 22 - Transaction in Foreign Currency and Early Payment

This interpretation deals with transaction in foreign currency (or part thereof) when the entity recognizes the non-monetary asset or non-monetary liability arising from the payment or early receipt before the entity accounting the related asset, expense or revenue (or part thereof).

January 1, 2018
IFRIC 23 - Uncertainties Regarding Tax Treatments

It may not be clear how the tax law may be applied to a particular transaction or circumstance. This interpretation complements CPC 32/IAS 12 - Taxes on profit, clarifying how to deal with the effects of uncertainty in the accounting of taxes on profit.

January 1, 2019

b) significant effects of changes in accounting practices
There was no change in accounting practice.
c) reservations and emphasis in the auditor's legal opinion:

Reservations

We report that there are no reservations in the independent auditors' reports regarding the 2016, 2015 and 2014 fiscal years.

Emphasis

We comment below the emphasis paragraphs in the independent auditors' report for the 2016 and 2015 fiscal years.

1.    Restatement of financial statements of December 31, 2015

At the end of 2016, the Company decided to review the accounting treatment given to the transaction made by the Company on November 30, 2015 and concluded on December 31, 2015, which resulted in the combination of the mining and related logistics businesses of its subsidiary CSN Mineração S.A. (former Congonhas Minérios S.A.) and Nacional Minérios S.A. (NAMISA), with no change in its business structure, which led to significant adjustments and, therefore, the need to restate the financial statements for the year ended on December 31, 2015. It should be noted that these financial statements, in turn, had already been voluntarily restated on November 14, 2016 due to the change of the interpretation of Technical Pronouncement CPC 15/IFRS 3 - Business Combination identified during discussions of the Company with its independent auditors on the accounting procedure for the presentation of the item of interest of non-controlling shareholders of CSN Mineração S.A. in the consolidated financial statements.

With the reopening of the financial statements for the year ended on December 31, 2015, there was a detailed review of the transaction of the aforementioned business combination, as well as a thorough review of several items and transactions, including studies to support the recognition and maintenance of the amounts of long-term assets, such as investments in subsidiaries and affiliates, goodwill, property, plant and equipment and tax credits. Due to this review, one long-term asset that depends on estimates with observable premises was re-evaluated and, in turn, had its forecast of actualization adjusted.

Thus, the financial statements for the year ended on December 31, 2015, originally dated of March 28, 2016 and resubmitted on November 14, 2016 due to the adjustments in the non-controlling shareholders’ interest, were restated for the second time as a result of the detailed reviews mentioned above.

2.    Operational continuity of the jointly-owned subsidiary Transnordestina Logística S.A.

Explanatory note No. 10.d) of the financial statements for the year ended on December 31, 2016, describes the stage of completion of the new railway network of the jointly-owned subsidiary Transnordestina Logística S.A. (“TLSA”), currently under construction, and whose deadline for completion of the project, initially scheduled for January 2017, is currently under review and discussion with government agencies. The completion of the project’s construction works, and the consequent start-up depend on the continued availability of resources from its shareholders and third parties.

In this sense, TLSA carried out an impairment test of its own long-term assets using the discounted cash flow method. In addition, CSN, as an investor, carried out an impairment test of its interest in TLSA through the dividend distribution capacity of TLSA, a methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. Further details on the impairment test and assumptions used are included in explanatory note n.10.d) of the financial statements for the year ended on December 31, 2016. As a result of the test carried out, the Company recognized a loss in the value-added of the investment of TLSA in the amount of R$387,989 thousand recorded in other operating and R$131,916 thousand in deferred taxes.

10.5 The officers must appoint and comment on the Company's key accounting policies, in particular the accounting estimates made by management on matters that are uncertain and significant to the description of the financial situation and results that require subjective or complex evaluation, such as: provisions, contingencies, revenue accounting, tax credits, long-term assets, useful lives of noncurrent assets, pension plans, exchange adjustments to foreign currency, costs with environmental recovery, criteria for the test of assets recovery and financial instruments

Key accounting policies of the Company:

The preparation of the financial statements in accordance with International Financial Reporting Standards (IFRS) and the standards issued by the Accounting Pronouncements Committee (CPC - Comitê de Pronunciamentos Contábeis) require the use of certain accounting estimates and also the evaluation of the management in the application of the Company's accounting policies.

The estimates are based on the best current knowledge of each fiscal year. Changes in facts and circumstances may lead to a review of these estimates. Actual future results may differ from these estimates.

The significant assumptions and estimates that, in the evaluation of the Company's management, require deeper evaluation or are more complex in order to prepare the financial statements, are as follows:

(a)   Cash and Cash Equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days after being contracted, promptly convertible into an amount known as cash and with insignificant risk of change in its market value. Bank certificates of deposit and government bonds that do not meet the criteria above are not considered cash equivalents and are classified as financial investments.

(b)  Fair Value of Business Combination

The identifiable assets acquired and liabilities undertaken in a business combination are measured at fair values at the acquisition date, as required by CPC 15 (R1) “Business Combination”. Consequently, when establishing the allocation of the purchase price, the fair values of certain items are adjusted, such as inventories, property, plant and equipment, mines, actual value of noncurrent assets and liabilities, among others, which are established by valuation reports made by independent evaluators. As of acquisition date, the Company has a maximum term of 12 months (measurement period) to account other (better) information on the fair value accounted on the acquisition date. The acquisition method is used to account for each business combination carried out. The Company accounts the non-controlling interest in its financial statements, by the proportional percentage of the fair value of the net assets of the acquiree.

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities of the subsidiary acquired. If there is a gain due to an advantageous purchase, the Company must immediately account the result for the period, at the acquisition date.

(c)   Asset’s Useful Life

Depreciation is calculated by the linear method based on the remaining useful life of the assets as per note 11 of the consolidated financial statements. The useful lives initially established by independent experts are reviewed, at least every year, for all units. If there are parts of a fixed asset with different useful lives, these parts are accounted separately as items of property, plant and equipment.

(d)  Mineral Reserves and Useful Life of Mines

Estimates of proven and likely reserves are periodically evaluated and updated. These reserves are established using geological assessment techniques generally accepted. The calculation of reserves requires the use of several assumptions by the mining team and changes in some of these assumptions may have a significant impact on the likely and proven reserves recorded and on the useful life of the mines.

(e)  Impairment Test of Tangible and Intangible Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to verify the impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the book value may not be recoverable. The amount accounted in an impairment loss corresponds to the book value of the asset that exceeds its recoverable value, this being the higher amount between the asset's fair value less costs to sell and its value in use. To carry out the impairment evaluation, the assets are grouped at the lowest levels for which there are separately identifiable cash inflows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that have been impaired are subsequently reviewed to verify a possible reversal of the impairment at the reporting date.

For equity instruments (share) classified as available for sale, a significant or prolonged decrease in the fair value of the security below its cost is also evidence that the assets are impaired. An evaluation is needed to identify a “significant” or “prolonged” decrease, and several factors are evaluated, such as the historical variations of the share price, duration and proportion in which the fair value of the investment is lower than its cost, in addition to the financial health and short-term business prospects for the investee, such as industry and segment performance, changes in technology and operating and financial cash flow.

(f)   Pension and Post-Employment Benefits

The pension plans granted by the Company substantially cover all employees. The amounts recorded depend on several assumptions that are established by actuarial calculations, in accordance with CPC 33 (R1) - Employee’s benefits. These assumptions are described in note 28 of the Company's consolidated financial statements and include, among others, the return rate on investments and nominal salary growth. When the benefits of a plan are increased, the part of the increased benefit related to past employees’ service is accounted as profit or loss by the linear method over the average term until the benefits become vested. Under the condition of the benefits becoming vested, the expense is immediately accounted in the result.

The Company opted to immediately account all actuarial gains and losses resulting from current benefit plans in other comprehensive results and subsequently transferred to accumulated profit or loss. In the event of extinction of the plan, the accumulated actuarial gains and losses are accounted in the result.

The Company and some subsidiaries offered post-retirement health benefits to their employees. The expected costs of these benefits were accrued throughout the employment, using the same accounting methodology that is used for the current pension plan benefits.

These obligations are evaluated annually with qualified independent actuaries.

(g)   Provisions

Provisions for legal proceedings are account only when the possibility of loss is considered likely and the amount can be estimated with reasonable certainty. This estimation is carried out by the Company's management together with legal advisors. The estimates are duly recognized in our financial statements in accordance with CPC 25 - Provisions, Contingent Liabilities and Contingent Assets.

The Company is also involved in legal and administrative proceedings in order to obtain or defend legal rights in tax matters that it deems unconstitutional and considers that the amounts should not be paid. The amounts accounted for these tax disputes and other contingencies may be subject to future changes, due to the developments in each case, such as changes in legislation or specific final court ruling for the Company. In the currently uncertain Brazilian legal environment, as well as in other jurisdictions, require the management to make estimates and evaluations regarding the results of future events. Other details on provisions can be found in explanatory note 18 of the Company's consolidated financial statements.

(h)  Deferred Income Tax and Social Contribution

The actual and deferred income tax and social contribution are calculated based on the tax laws enacted on the date of the balance sheet, including in countries where the Group operates and generates taxable income. The management periodically evaluates the positions taken in the ascertainment of income taxes, assessing situations in which the applicable tax regulations may have different interpretations. The Company establishes provisions, when appropriate, based on the estimated amounts of payment to the tax authorities. Actual and deferred taxes are accounted in the result, unless related to the business combination, or items accounted directly in the net equity.

The actual tax is the event to be paid or expected to be received on the taxable profit or loss for the year at rates decreed on the date of submission of the financial statements and any adjustment to taxes payable concerning prior years.

The deferred tax is established for temporary differences between the book value of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. The deferred tax is not established for temporary differences from the initial accounting of assets and liabilities in a transaction that is not a business combination and does not affect the accounting profit nor loss or tax loss, and the differences concerning investments in subsidiaries when it is likely that they will not be reversed in the foreseeable future.

In addition, the deferred tax liabilities are not established for temporary tax differences from the initial accounting of goodwill. The deferred tax is measured by applying the rates that are expected to be applied to temporary differences when they are reversed, based on the laws issued up to the date of submission of the financial statements.

The actual tax income and social contribution are submitted as net, by the taxpayer, in liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total amount due at the reporting date.

The deferred tax assets and liabilities are offset if there is a legal right to offset actual tax liabilities and assets and they are related to income taxes levied by the same taxing authority on the same taxable entity.

An asset of deferred income tax and social contribution is established for tax losses, tax credits and deductible temporary differences not used, in cases in which is likely that the future taxable income will be available and against which it will be used. A review is carried out annually to verify the existence of taxable future profits and a provision for loss is established when the realization of these credits is not likely in a period of less than 10 years.

(i)    Provisions for Doubtful Credits

Estimated losses with doubtful credits were established in an amount considered enough to withstand possible losses. To establish these estimated losses the management's assessment considers the client's background, financial situation and the position of our legal advisors regarding the receipt of these credits.

(j)   Fair Value of Derivative Financial Instruments

•         Derivative instruments

The Company accounts in its balance sheet all derivative financial instruments at fair value. Certain derivative instruments do not qualify for hedge accounting. The variation in the fair value of any of these derivative instruments are immediately included in the income statement under “financial result”.

Regarding the measurement of the fair value, we must address factors such as the exchange rate and future interest rates. For a better understanding of the possible impact of the exchange and interest rates on the Company's main instruments and positions, see explanatory note 13 of the Company's consolidated financial statements.

•         Hedge activities

The Company adopts the hedge accounting and establishes certain financial liabilities as hedging instruments for exchange rate risks connected to cash flows from expected and highly likely exports (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship between the hedging instruments and hedged items (expected exports), as well as the purposes of the risk management and the strategy to carry out several hedging transactions. The Company also documents its assessment, both at the start of the hedge and on an ongoing basis, that the hedge transactions are highly effective to offset variations in the cash flows of hedged items.

The effective part of the changes in the fair value of the financial liabilities established and classified as cash flow hedges is accounted in the net equity under “Hedge Accounting”. Gains or losses related to the non-effective part are accounted as financial income, when applicable.

The amounts accumulated in the equity are realized in the income statement for the periods in which the expected exports affect the result.  When a hedge instrument prescribes or is settled in advance, or the hedge relationship no longer meets the Hedge Accounting criteria or if the Management decides to discontinue the Hedge Accounting, any cumulative gain or loss in the equity remains accounted in the net equity. When the expected transaction is carried out, the gain or loss will be reclassified as result. When an expected transaction is no longer expected, the cumulative gain or loss accounted in the net equity is immediately transferred to the income statement under “Financial income”.

The transfers of hedged amounts are shown in note 14.b

10.6 Relevant items not evidenced in the Company's financial statements:

a) assets and liabilities held by the Company, directly or indirectly, that were not included on its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities;

(ii) wrote-off receivables portfolios on which the entity has risks and obligations, indicating their respective liabilities;

(iii) agreements for future purchase and sale of goods or services;

(iv) agreements for constructions not completed;

(v) agreements to receive future financing.

The Company has the following significant liabilities that are not included in its financial statements (amounts in R$ thousand):

Take-or-Pay Agreements

On December 31, 2016 and 2015, the Company had take-or-pay agreements, as shown in the table below:

Concession and Lease Agreements

The future minimum payments regarding government concessions, on December 31, 2016, are as shown in the table below:

b) other items not included in the financial statements:
Not applicable.

10.7. Concerning each of the items not evidenced in the financial statements indicated in item 10.8, comment on:

a) how these items change or may change the revenues, expenses, operating results, financial expenses or other items of the Company's financial statements:
See item 10.6
b) nature and purpose of the transaction:
See item 10.6
c) nature and amount of the obligations undertaken and of the rights generated in favor of the Company as a result of the transaction:
See item 10.6

10.8. Main elements of the Company's business plan:

(a) investments, including:

(i) quantitative and qualitative description of the investments in progress and the investments planned;

(ii) sources of investment financing; and

(iii) relevant divestitures in progress and planned divestitures.

b) already disclosed acquisitions of plants, equipment, patents or other assets that should materially affect the productive capacity of the Company;

Quantitative and Qualitative Description of Investments in Progress and Planned Investments

The Company’s 2017 Investment Budget includes the conclusion of ongoing capital projects and current investment projects that are key to maintain the current conditions of operating capacity, environment and safety. New investments will be evaluated considering the market conditions, financial capacity and prospect to generate additional cash of each project.

Considering these guidelines, the planned investments for 2017 are of around R$1 Bi. Up until September, R$720 million were already used, with the following highlights:

Steel industry: R$467 million, especially for current investment projects in UPV coke plants, environmental projects (TAC UPV), projects of technological modernization of the UPV, investments in operational safety at the UPV and maintenance projects of the other units;

Mining: R$343 million, especially in current investments in dams, ongoing projects of iron ore processing, projects of volume increase and quality improvement of iron ore, studies for Stage 60 Mtpa in Tecar and current investment and maintenance projects at the units;

Cement: R$96 million, especially in final balances of the Arcos project and current investments in the units;

Other investments: R$94 million for current investments in other operations (such as FTL and Tecon) and corporate investments (such as IT).

In 2016, the investments made by the Company totaled R$1.6 billion, highlighting the following:

Cement: R$657 million for the conclusion of the new clinker kiln in Arcos;

Steel industry: R$588 million, especially for current investment projects in UPV coke plants, environmental projects (TAC UPV), general repair to recover Alto Forno 2, conclusion of the expansion of the Mogi das Cruzes Service Center and maintenance projects of the other units;

Mining: R$257 million, especially to pay the balance of mine equipment, ongoing projects in iron ore processing, studies for Stage 60 Mtpa in Tecar and current investment projects in the units;

Other investments: R$130 million for current investments in other operations (such as FTL and Tecon) and corporate investments (such as IT); and

Following is a breakdown of the main investments planned by the Company:

Mining (iron ore)

Considering the market conditions, the financial capacity and the project’s prospect to generate additional cash, an initial study is being carried out to increase the production capacity of Casa de Pedra mine to 40 million tons per year and to increase the capacity in the Itaguaí/RJ (Tecar) Port from 45 million tons (capacity expanded in 2013) to 60 million tons.

Steel Industry

The investment plan for the coming years focuses on current investment projects with efficiency gains, such as the revamp of coke plants, steel mills, pickling, casting, as well as environmental projects (TAC UPV), technological updates at the UPV and maintenance projects in the other units.

Cement

CSN started the operation of a new clinker kiln in Arcos in the second half of 2016, where the company already operates a clinker kiln using its own limestone and two cement mills. With this project, the cement production capacity in the Southeast should reach 4.4 million tons per year. At a later stage, the company evaluates the implementation of an advanced milling unit, adding another 1 million tons.

FTL - Ferrovia Transnordestina Logística S.A.

A new company with the purpose of incorporating the spun-off portion of Transnordestina Logística S.A. and operating the former Northeast Network. It has a 30-year concession granted on December 31, 1997, renewable for another 30 years, to develop a public service in order to explore the railway system in northeast of Brazil. The railway system of the northeast covers 4,238 km of railroad network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. The planned investments are current investment projects and update projects of the permanent track infrastructure, rolling material and operational management, in order to increase the competitiveness of the railway and attract new cargo volumes.

Ports (Tecon)

The container terminal (Tecon), managed by Sepetiba Tecon S.A., a company controlled by CSN, is a hub port of cargo. According to the Brazilian Association of Container Terminals for Public Use (ABRATEC - Associação Brasileira de Terminais de Contêineres de Uso Público), Tecon is positioned as the largest container terminal in Rio de Janeiro and one of the largest in Brazil in its segment.

Tecon was recently expanded with the implementation of the 301-cradle equalization project, providing a continuous port for the simultaneous operation of large ships. With this project, the capacity of the terminal was increased to around 440 thousand containers per year.

The planned investments are prioritized for current investment projects, focused on operating modernization.

Sources of Investment Financing

The Company expects to finance the investments with its own resources, financing with public and private agents and possible strategic partnerships.

Relevant Divestitures in Progress and Planned Divestitures

With the main purpose of reducing the Company's financial leverage, the management is committed to the goal of implementing a plan to dispose a set of assets and understands that part of those assets may be sold. However, it is not possible to state that the sale, within a 12-month period, is highly likely for any of the assets included. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets as discontinued operations in the financial statements, pursuant to CPC 31 (IFRS 5).

c) new goods and services, indicating:

(i) description of ongoing studies already disclosed;

(ii) total amounts spent by the Company on studies to develop new goods or services;

(iii) ongoing projects already disclosed; and

(iv) total amounts spent by the Company in the development of new goods or services.

CSN invests in research and development to improve its goods and processes to meet the market demands and the expectations of its customers. Among the goods developed, we may highlight:

  Consolidation in the Brazilian automotive market of the DP600 Dual Phase Advanced High Strength Galvanized Steel complying with the new dimensional demands;
  Supply in the Brazilian automotive market of the FB590 Ferritic and Bainitic Advanced High Strength Galvanized Steel with thicknesses above 2.0mm with Galvanized Cold Rolled and Hot Rolled substrates;
  Consolidation in the Brazilian civil construction market of ZAR400 and G450 High Strength Structural Galvanized Steel, with emphasis on silos;
  Development and supply of Pre-Painted Steel with new colors for export;
  Development and supply of High Strength IF (Interstitial Free), Galvanized IF 210 HSS (Zn-Fe GA alloy) Pre-Painted with thickness of 0.70 mm to be used in fuel tanks;
  Adaptation of BQD with CSN-DL65 specification, low-carbon class, to produce airtight compressor housings in transfer presses;
  Development of specifications CSN LT-TAMPA and CSN LT-ANEL for packaging, focusing on the nationalization of the component;
  Customization of Extrafino® Cold Rolled (BFE), specification CSN ESQ 60, to be used in the civil construction market;
  Homogenization of Hot Rolled Products and Cold Rolled Products to meet Ford's global requirements;
  Development of CA-50 rebar, with a round shaped, designed to ensure the performance in the cut and bent steel segment.

Expenditure with studies on innovation for new goods and services totaled R$2,270 thousand in 2016.

The following goods are under development:

  Dual Phase High Strength Galvanized Steel of DP450, DP500, DP800, DP800HF and DP600HF (High Formability) classes to be used in panels and structural parts of car bodies;
  Development and Optimization of CSN Galvanized Steel to be used in pipes to structure bus bodies;
  Interstitial Free Galvanized Steel with high formability and decreased maximum limit of carbon to be used on critical parts of the automotive segment;
  Development of Pre-Painted Material with Texture to be used in refrigerator cabinets in the appliances segment;
  Development of steel with 55% Al-Zn High Strength Structural Coating to meet the demand of constructive systems in general;
  Strategy to increase the market share of the steel packaging in the segment of agricultural pesticides, to be used in the body, lid and bottom of the packaging;
  Study on the technical/economic feasibility to produce a Chromed Sheet with PET film to have a product with greater added value;
  Development of Hot Rolled and Hot Rolled and pickling Hot Rolled, High Strength and Low Alloy (ARBL) class, with ownership by the 650MP class, for auto parts and agricultural segments;
  Development of a new production process for High Strength and Low Alloy Cold Rolled (HSLA 420) steels to be used in the automotive industry;

•         Maintenance of the development of CHQ (Cold Heading Quality);

•         Development of CHQ for the segment of consumables for welding;

Expenditure with the development of new goods and services totaled R$16,276 thousand in 2016.

10.9 Other factors that impacted, in a significant manner, the operating performance and have not been identified or commented on other items in this section
All significant and relevant information were identified or commented on the other items in this section.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.